UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update: _____

- X Form C/A: Amendment to Offering Statement: _____

    X Check box if Amendment is material and investors must reconfirm within five business days.

- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer: Blue Cycle, Inc.

Legal status of Issuer Form: Corporation

Jurisdiction of Incorporation/Organization: Colorado

Date of organization: June 06, 2017

Physical address of Issuer: 2000S Colorado Blvd Bldg1-2000-1202, Denver, CO 80222, United States

Website of Issuer: https://bluecatus.com/

Is there a Co-Issuer? ___ yes _X__ no. If yes,

Name of Co-Issuer: N/A

Legal status of Co-Issuer Form: N/A

Jurisdiction of Incorporation/Organization: N/A

Date of organization: N/A

Physical address of Co-Issuer: N/A

Website of Co-Issuer: N/A

Name of the intermediary through which the offering will be conducted: RealRise Capital LLC

CIK number of intermediary: 0001879226

SEC file number of intermediary: 007-00324

CRD number, if applicable, of intermediary: 317308

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: 5% platform fee agreed upon with RealRise Capital LLC

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: N/A

Name of qualified third party "Escrow Facilitator" which the Offering will utilize

American Deposit Management, LLC

Type of security offered: Common Stock

Target number of securities to be offered: 100,000

Price: $0.50

Target offering amount: $50,000.00

Oversubscriptions accepted: _X__ yes ___ no

If yes, disclose how oversubscriptions will be allocated on: First-come, first serve basis

Maximum offering amount (if different from target offering amount): $5,000,000.00

Deadline to reach the target offering amount: December 31, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Blue Cycle, Inc.

By _____

Saddiq Hafeez
President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

(Sign) _____

Saddiq Hafeez
President

(Date) 12/19/2025 _____

	Most recent fiscal year-end (2024)	Most recent fiscal year-end (2023)
Total Assets	$3,112.07	$3,156.14
Cash & Cash Equivalents	$137.45	$93.38
Accounts Receivable	-	-
Total Liabilities	$3,488.25	$309.05
Revenues/Sales	$114,427.69	$114,339.73
Cost of Goods Sold	-	-
Taxes Paid	$49.00	$350.00
Net Income	$61,683.74	$80,549.84

Current number of employees

0

December 19, 2025

FORM C

Blue Cycle, Inc.

(a Colorado Corporation)

Up to $5,000,000

Common Stock

Table of Contents

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide for Regulation Crowdfunding. This form – Form C – is the form used to provide the information for both Offerings listed.

Each heading below corresponds to a section of the SEC's regulations for Reg CF. In some cases, we've provided instructions for the Company to complete this form.

§227.201(a) – Basic Information About the Company

Name of Company	Blue Cycle, Inc.
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Colorado
Date Company Was Formed (from the Company's Certificate of Organization)	June 6, 2017
Kind of Entity (Check One)	Corporation
Street Address	2000S Colorado Blvd Bldg1-2000-1202, Denver, CO 80222, United States
Website Address	https://bluecatus.com/

See further details about our Company in **Exhibit C: ByLaws**.

§227.201(b) – Directors and Officers of the Company

Name	Saddiq Hafeez
All positions with the Company and How Long for Each Position	President Since Inception
Business Experience During Last Three Years (Brief Description)	Operated Slide Transportation, an NEMT company, managing operations and ensuring reliable transport for clients.
Principal Occupation During Last Three Years	President of Blue Cycle Inc./ Slide Transportation, LLC
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	

Name	Karimah Hafeez
All positions with the Company and How Long for Each Position	Vice President Since Inception
Business Experience During Last Three Years (Brief Description)	Served as Vice President of Slide Transportation overseeing logistics and ensuring reliable transportation services.

Principal Occupation During Last Three Years	Vice President of Blue Cycle, Inc./ Slide Managing Member
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	

Name	Linda Swilley
All positions with the Company and How Long for Each Position	Treasurer Since inception
Business Experience During Last Three Years (Brief Description)	Served as Treasurer for Blue Cycle/Slide Transportation, managing financial operations ensuring fiscal responsibility
Principal Occupation During Last Three Years	Treasurer of Blue Cycle, Inc./ Slide Transportation, LLC
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name
Saddiq Hafeez

§227.201(d) – The Company's Business and Business Plan

About the Company and Project

Blue Cycle, Inc. is the parent holding company of **Slide Transportation**, a mission-driven provider of Non-Emergency Medical Transportation (NEMT) services operating in the Chicagoland area. Slide Transportation focuses on helping individuals with mobility challenges access hospitals, dialysis centers, and other medical appointments safely, reliably, and on time.

Slide currently operates through established partnerships with healthcare providers, including hospitals and dialysis centers, and participates in Medicaid and insurance reimbursement programs. The company also serves a growing base of private-pay clients. These relationships have helped establish a recurring revenue model and have positioned Slide as a trusted provider in a high-demand, essential service sector.

The need for accessible medical transportation continues to rise in urban areas like Chicago due to the increasing number of elderly individuals, people with disabilities, and patients with chronic illnesses. Many existing transportation services fall short in terms of reliability, flexibility, and accessibility. Slide Transportation addresses these gaps through dependable, compassionate service supported by technology, operational efficiency, and a commitment to community impact.

Blue Cycle, Inc. is raising capital under Regulation Crowdfunding to support the expansion of its operating subsidiary, Slide Transportation. While this offering is being made by Blue Cycle, the financial information provided reflects the performance and operations of Slide Transportation, the entity generating revenue and providing NEMT services. The funds raised will be used primarily to:

- Acquire 10 wheelchair-accessible, high-capacity vehicles to expand service coverage and reduce client wait times.
- Support hiring in operations, compliance, legal, and accounting roles to manage growth effectively and responsibly.
- Secure office space with parking to centralize dispatch and improve service reliability.
- Invest in technology tools such as route optimization and dispatch systems to boost efficiency while maintaining high standards of care.

Slide's revenue model includes Medicaid reimbursements, private-pay clients, and long-term institutional contracts, offering a diversified and stable financial foundation. Marketing efforts target healthcare professionals, social workers, and senior care coordinators—key decision-makers in patient transportation.

Blue Cycle is committed to building a scalable, socially impactful business that improves healthcare access and creates value for investors. This Regulation Crowdfunding campaign offers participants the opportunity to invest in a growing healthcare transportation sector with both financial and community impact potential.

This offering is being made in compliance with Regulation Crowdfunding and applicable SEC requirements. As with all early-stage investments, there are risks involved, including the potential loss of capital. However, we believe that Slide's strong market position, operational track record, and mission-driven approach present a compelling investment opportunity for those interested in supporting innovation in healthcare services. See further details about our Company in **Exhibit C: ByLaws**.

About the Team

Saddiq Hafeez serves as the President of Blue Cycle and Slide Transportation, bringing over two decades of experience in real estate finance and property management. With a strong foundation in business strategy and financial oversight, Saddiq made a successful pivot into the Non-Emergency Medical Transportation (NEMT) industry eight years ago. Since then, he has applied his leadership, operational acumen, and management expertise to streamline services, forge strategic partnerships, and drive sustainable growth. His unique blend of financial discipline and service-focused innovation positions Blue Cycle for continued expansion, operational excellence, and long-term impact in the healthcare transportation sector.

Karimah Hafeez brings over 7 years of hands-on experience in the Non-Emergency Medical Transportation (NEMT) industry, where she has developed deep expertise in operations management, customer relations, and business development. Throughout her career, she has played a pivotal role in scaling service delivery and streamlining day-to-day logistics, ensuring that clients receive reliable, compassionate care. Karimah's strength lies in her ability to build and maintain strong partnerships with hospitals, dialysis centers, and healthcare providers—relationships that have been instrumental in the growth and success of the company. With a strategic mindset and a passion for community impact, she continues to lead initiatives that enhance efficiency, expand capacity, and improve the overall client experience in the medical transportation space.

About the Offering

The Company is engaged in an offering under Regulation CF (where anyone can invest), which we refer to as the "Reg CF Offering". The maximum amount we wish to raise in this Reg CF Offering is $5,000,000.00

We will not complete the Reg CF Offering unless we have raised a total of at least $50,000 (minimum goal) by December 31, 2026. If we haven't, both offerings and all investment commitments will be canceled, and all committed funds will be returned.

The minimum investment amount in the Reg CF Offering is $500. Investors can cancel their commitment up until 11:59 pm on December 29, 2026 (2 days before the target date). After that, any funds raised will be released to the Company and Investors will become equity owners of the Company. The Company may decide to change the offering deadline but will provide at least five days' notice of such a change to all Investors. Investors will also be notified and asked to reconfirm their commitment if any other material changes are made to this offering.

Investments under Reg CF are offered by RealRise Capital LLC, a licensed funding portal.

About the Finances

Blue Cycle/Slide Transportation is seeking to raise $5 million through a Regulation Crowdfunding (Reg CF) offering to fund its next phase of growth. The capital will be strategically allocated to expand operations, improve infrastructure, and scale service delivery. Specifically, $1.25 million will be used to purchase 10-20 additional wheelchair-accessible vehicles, significantly increasing our capacity to serve clients with mobility needs. An additional $250,000 will be invested in office setup, infrastructure development, and initial staffing to support expanded operations. To drive client acquisition and brand visibility, $500,000 will be used to hire additional drivers, dispatch, and admin staff. The remaining $3 million will serve as strategic M&A of smaller NEMT operators' initiatives. Slide Transportation generates revenue through long-term service contracts, insurance reimbursements, and private-pay clients, offering a diversified and sustainable income model. With these strategic investments, we project reaching break-even within 18 to 24 months. This offering presents investors with an opportunity to support an impactful, scalable business that addresses the critical need for accessible transportation, while also participating in its long-term growth.

Investor Return

The Company is offering Common Stock at a purchase price of $0.50 per share. By investing, you will become a part-owner of the Company, which is incorporated in the state of Colorado. As a shareholder, you will have ownership rights and responsibilities that are governed by the Company's Bylaws, which were initially adopted on August 21, 2024, and may be amended from time to time to reflect the evolving needs of the business. These Bylaws outline important details regarding shareholder rights, voting procedures, dividend policies (if any), and other key governance matters that will protect and define your role as an investor.

The Company is strategically focused on achieving a liquidity event within approximately 24 to 48 months from the close of this offering. A liquidity event is an opportunity for investors to potentially realize a financial return on their investment. The Company's primary planned liquidity paths include either pursuing an initial public offering (IPO), where shares would be listed on a public stock exchange, or seeking a merger or acquisition by another company. A third possibility is another type of liquidity event that allows for investor exit and potential profit.

While no outcome is guaranteed, the Company's business model and growth plan are designed with these liquidity goals in mind. If successful, early investors who purchase shares at the current $0.50 offering price may have the opportunity to benefit from any future increase in the Company's valuation. As with all investments, returns are subject to business performance and market conditions, and investors should review all offering documents carefully before making a commitment.

Caution: All investments carry the risk of loss and there is no assurance that an investment will provide a positive return. Numerous potential challenges may arise during Reg. CF offerings, including those outlined in the Risk Factors section.

§227.201(e) – Number of Employees

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not issued a statement on the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

There are numerous risks to consider when investing such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance.

Review **Exhibit B: Risk of Investing** for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive any interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Target Offering Amount $50,000.00

Offering Deadline   December 31, 2026

If the sum of the investment commitments does not equal or exceed the Minimum Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	____ X __Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$5,000,000.00
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a pro-rata basis so that every Investor who subscribes will be able to participate. ___ X ____ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

We are seeking to raise a minimum of $50,000.00 and a maximum of $5,000,000.00. The Company is Reasonably Sure it Will Use the Money as follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Vehicles & Equipment	100%	$50,000.00	25%	$1,250,000.00
Acquisitions			60%	$3,000,000.00
Operations			5%	$250,000.00
Payroll, Team Expansion, Marketing & Real Estate			10%	$500,000.00
Total	**100.00%**	**$50,000.00**	**100.00%**	**$5,000,000.00**

Slide Transportation is seeking to raise up to $5 million in growth capital to expand operations, modernize its fleet, and accelerate market consolidation through strategic acquisitions. The use of proceeds will be allocated across four key categories:

1. $3,000,000 – Strategic Acquisitions (60%)

Slide will pursue the acquisition of smaller, independent Non-Emergency Medical Transportation (NEMT) operators to strengthen its regional footprint, streamline fragmented services, and boost economies of scale. This M&A strategy will drive rapid market consolidation, expand Slide's customer base, and provide access to additional contracts and operational capacity.

2. $1,250,000 – Vehicles & Equipment (25%)

Funding will be used to acquire or upgrade 10–20 ADA-compliant vans and expand Slide's inventory of mobility equipment (e.g., wheelchairs, ramps). This will enhance service reliability, improve safety, and accommodate increasing ride demand while reducing downtime and maintenance costs.

3. $500,000 – Payroll, Team Expansion, Marketing & Real Estate (10%)

Slide will hire additional drivers, dispatchers, and administrative personnel to support growth, improve route efficiency, and maintain high service quality standards. Expanding the team will also enable integration of acquired companies and increase route coverage.

4. $250,000 – Operations & Technology (5%)

Investment in logistics optimization, compliance systems, and software upgrades will streamline operations, improve scheduling accuracy, and enhance customer and partner interfaces. These enhancements will also ensure regulatory compliance and scalability of core systems as the company grows.

Each investment dollar will be directed toward building a stronger, faster-growing Slide Transportation — helping us deliver reliable, compassionate transportation services to more communities across the country.

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow-related fees, all of which were incurred in the preparation of the campaign and are typically due in advance of the closing of the campaign. The Company does have the discretion to alter the use of proceeds as set forth above.

 The Company may alter the use of proceeds under the following circumstances: Costs changes as a result of changing conditions in the construction of the Project.

§227.201(j) – The Investment Process

To Invest

- Review this Form C, disclosures, risk, and the business plan, exhibits to this Form C and the Offering Page;
- If you decide to invest, press the Invest Now button and follow the instructions to fill out the information required to finalize your investment.

To Cancel Your Investment

To initiate the cancellation process, please visit our contact page or send an email to info@realrisecapital.net and submit your cancellation request. Please include your full name and the name of the Campaign you would like your investment cancelled. Failure to cancel within 48 hours before the deadline will result in the release of funds to the issuer in exchange for securities.

Note

(1) Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

(2) The intermediary will notify investors when the target offering amount has been met;

(3) If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and

(4) If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment

§227.201(k) – Material Changes

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." The price is $0.50 per Investor Share.

The $0.50 per share price was determined based on the value of the company's existing assets, including vehicles, proprietary software such as our Transportation Management System (TMS) and accounting systems, active service contracts, and office equipment. These foundational assets support current operations and future scalability, which were key factors in establishing the valuation.

§227.201(m) – Terms of the Securities

Overview

The Company is offering Common Stock at a price of $0.50 per share. When you buy shares, you'll become a part-owner of the Company, which is a Colorado corporation. As a shareholder, your rights and responsibilities will be guided by our Bylaws, first adopted on August 21, 2024, and updated from time to time as needed.

The Bylaws explain important things like your voting rights, how shares can be transferred, and other details about ownership.

You can find a full copy of the Bylaws attached as Exhibit C: Bylaws.

Obligation to Contribute Capital

Once you pay for your Investor Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances, you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

You will not have the right to vote or otherwise participate in the management of the Company. Instead, the Managing Partners will control all aspects of the Company's business.

No Right to Transfer

Investor Notes will be illiquid (meaning you might not be able to sell them) for four reasons:

- The ByLaws prohibits the sale or other transfer of Investor Shares without the Manager's consent.
- If you want to sell your Investor Shares the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly traded stock.
- For a period of one year, you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Investor Shares as defined by the Terms of the offering.

Modification of Terms of Notes

The terms of the Investor Shares may not be modified or amended.

Other Classes of Securities

As of now, the Company has only one class of securities: Class A members.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The Person Who Controls the Company

Saddiq Hafeez owns a majority of the membership interest in the Company. The Company is managed by Saddiq Hafeez and Karimah Hafeez, per the ByLaws, who has full voting power.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, examples these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on

the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.

- The Manager decides when to make distributions and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Investor Shares was determined by the Manager based on the Manager's opinion about the value of the company.

The Manager doesn't expect there to be any reason to place a value on the Investor Shares in the future. If we had to place a value on the Investor Shares, it would be based on the amount of money the owners of the Investor Shares would receive if the project were sold.

§227.201(n) – The Funding Portal

The Company is offering its securities through RealRise Capital LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00324 and the Funding Portal Registration Depository (FPRD) number is 317308.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate RealRise Capital LLC as follows:

- 5% platform fee is paid when the successfully funded campaign has ended.

RealRise Capital LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for RealRise Capital LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Yes, the company currently has outstanding obligations on credit cards.

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

The Company did not offer securities within the last three years.

§227.201(r) – Transactions Between the Company and "Insiders"

The Company has not conducted any transaction between the Company and "Insiders".

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Colorado Corporation Act on June 06, 2017. Since its inception, Slide Transportation has built a strong foundation, generating approximately $114,340 in revenue in 2023 and $114,428 in 2024. The Company has remained profitable each year, with net income of $80,550 in 2023 and $61,684 in 2024, demonstrating operational efficiency and a strong demand for its services.

As a growing business reinvesting in operations, Slide Transportation currently has limited liquidity. The Company's consistent revenue generation and profitability provide a solid platform for future growth. The funds raised through this offering will significantly improve liquidity, enabling Slide Transportation to acquire additional vehicles, expand into new markets, pursue strategic acquisitions, and strengthen its operational infrastructure. With access to new capital, Slide Transportation is well-positioned to transition from a stable, profitable operation to a leading provider in the non-emergency medical transportation (NEMT) industry.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will review other financing options.

Capital Resources

Aside from the debt capital we aim to raise through this Offering and potential access to credit facilities, we currently do not have alternative sources of capital.

Historical Results of Operations

The Company has been operating since 2017.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as **Exhibit A: Financial Statements**

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on realrisecapital.net). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called North Capital Private Securities Corporation performed Bad Actor Checks on the principals of the Company (i.e., those covered by this rule). You can see the North Capital Private Securities Corporation reports attached as **Exhibit F: Bad Actor Checks**.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

As described above under §227.201(g) – Target Offering Amount and Offering Deadline, the 'target amount' for this offering is $50,000.00. You can track our progress in raising money under the Reg CF Offering at RealRise Capital LLC on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website www.slidetransportation.com no later than 120 days after the end of each fiscal year which is December 31st.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

The Company has never raised money using Regulation Crowdfunding before and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

There are no additional material disclosures or important information beyond what has been provided to prospective investors.

§227.201(z) – Testing the Waters Materials

The Company did not conduct a "Testing the Waters" campaign prior to this offering.

Exhibit A   Financial Statements

I, Saddiq Hafeez, acting in my capacity as President, certify that:

1. The financial statements of Slide Transportation, LLC (subsidiary of Blue Cycle, Inc.) included in this Form are true and complete in all material respects; and
2. The attached financial statements are unaudited.

Blue Cycle, Inc

By _____

Saddiq Hafeez
President

Slide Transportation

Profit and Loss
January - December 2024

	TOTAL
Income	
Billable Expense Income	113,212.69
Sales	1,215.00
Total Income	**$114,427.69**
GROSS PROFIT	**$114,427.69**
Expenses	
Advertising & Marketing	18.17
Bank Charges & Fees	30.00
Car & Truck	13,080.46
Insurance	8,973.76
Job Supplies	579.54
Legal & Professional Services	7,705.29
Meals & Entertainment	6,258.93
Office Supplies & Software	6,569.63
Other Business Expenses	882.57
Repairs & Maintenance	1,543.50
Taxes & Licenses	49.00
Travel	1,418.29
Utilities	5,634.81
Total Expenses	**$52,743.95**
NET OPERATING INCOME	**$61,683.74**
NET INCOME	**$61,683.74**

Slide Transportation

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	61,683.74
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Credit Card	3,179.20
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,179.20**
Net cash provided by operating activities	**$64,862.94**
FINANCING ACTIVITIES	
Owner's Pay & Personal Expenses	-64,818.87
Net cash provided by financing activities	**$ -64,818.87**
NET CASH INCREASE FOR PERIOD	**$44.07**
Cash at beginning of period	93.38
CASH AT END OF PERIOD	**$137.45**

Slide Transportation

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Slide Main Checking Account	137.45
Total Bank Accounts	**$137.45**
Other Current Assets	
Uncategorized Asset	-3,249.52
Total Other Current Assets	**$ -3,249.52**
Total Current Assets	**$ -3,112.07**
TOTAL ASSETS	**$ -3,112.07**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card	2,859.72
XXXX9143	628.53
Total Credit Cards	**$3,488.25**
Total Current Liabilities	**$3,488.25**
Total Liabilities	**$3,488.25**
Equity	
Opening Balance Equity	-370.28
Owner's Investment	1,358.00
Owner's Pay & Personal Expenses	-228,146.96
Retained Earnings	158,875.18
Net Income	61,683.74
Total Equity	**$ -6,600.32**
TOTAL LIABILITIES AND EQUITY	**$ -3,112.07**

Slide Transportation

Profit and Loss

January - December 2023

	TOTAL
Income	
Billable Expense Income	114,339.73
Total Income	**$114,339.73**
GROSS PROFIT	**$114,339.73**
Expenses	
Advertising & Marketing	161.98
Bank Charges & Fees	20.18
Car & Truck	9,620.35
Contractors	4.17
Insurance	6,970.94
Job Supplies	1,027.88
Legal & Professional Services	3,743.42
Meals & Entertainment	1,823.09
Office Supplies & Software	4,260.05
Other Business Expenses	956.29
Repairs & Maintenance	580.00
Taxes & Licenses	350.00
Travel	1,080.39
Utilities	3,191.15
Total Expenses	**$33,789.89**
NET OPERATING INCOME	**$80,549.84**
NET INCOME	**$80,549.84**

Slide Transportation

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	80,549.84
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Credit Card	-89.90
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-89.90**
Net cash provided by operating activities	**$80,459.94**
FINANCING ACTIVITIES	
Owner's Pay & Personal Expenses	-79,568.51
Net cash provided by financing activities	**$ -79,568.51**
NET CASH INCREASE FOR PERIOD	**$891.43**
Cash at beginning of period	-798.05
CASH AT END OF PERIOD	**$93.38**

Slide Transportation

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Slide Main Checking Account	93.38
Total Bank Accounts	**$93.38**
Other Current Assets	
Uncategorized Asset	-3,249.52
Total Other Current Assets	**$ -3,249.52**
Total Current Assets	**$ -3,156.14**
TOTAL ASSETS	**$ -3,156.14**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card	-319.48
XXXX9143	628.53
Total Credit Cards	**$309.05**
Total Current Liabilities	**$309.05**
Total Liabilities	**$309.05**
Equity	
Opening Balance Equity	-370.28
Owner's Investment	1,358.00
Owner's Pay & Personal Expenses	-163,328.09
Retained Earnings	78,325.34
Net Income	80,549.84
Total Equity	**$ -3,465.19**
TOTAL LIABILITIES AND EQUITY	**$ -3,156.14**

Financial Statement Notes:

Slide Transportation experienced consistent revenue in 2023 and 2024, generating $114,339.73 and $114,427.69, respectively. While revenue remained stable, net income declined from $80,549.84 in 2023 to $61,683.74 in 2024 due to increased operational expenses.

Exhibit B   Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not issued a statement on the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualties could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates
- Competition from other property
- Changes in national or local economic conditions
- Changes in zoning
- Environmental contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords
- Changes in economic conditions could reduce demand
- Existing tenants might not renew their leases
- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive
- Portions of the property could remain vacant for extended periods
- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, e.g., "slip and fall" injuries.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our ByLaws, Investors will not have the right to participate in the management of the Company. Instead, Saddiq Hafeez will manage all aspects of the Company and its business. Furthermore, if Saddiq Hafeez or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our ByLaws limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.
- You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.

You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our ByLaws and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow-through" and be reported on the tax returns of the equity owners. It is, therefore, possible that you would be required to report the taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

Risks Associated with COVID-19

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide.

The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

Exhibit C   ByLaws



BYLAWS OF BLUE CYCLE, INC.

ARTICLE I: OFFICES

Principal Office

The principal office of BLUE CYCLE, INC. (the "Corporation") shall be located at:

2000 S Colorado Blvd., Bldg. 1-2000 #1202, Denver, CO 80222.

Other Offices

The Corporation may also have offices at such other places, within or outside the State of Colorado, as the board of directors may from time to time determine, or as the business of the Corporation may require.

Purpose

The purpose of this corporation is to engage in the business of managing and overseeing subsidiary companies, including but not limited to the operation, acquisition, and disposition of interests in various businesses. Additionally, the corporation shall provide business consulting services to entities both within and outside its corporate structure, with the aim of enhancing operational efficiencies, strategic growth, and overall business performance. The corporation may also engage in any lawful activities related to or incidental to the foregoing purposes.

ARTICLE II: SHAREHOLDERS

Annual Meeting

The annual meeting of shareholders shall be held in the 2nd or 3rd week of January each year, at a time and place designated by the board of directors, for the purpose of determining the direction of the corporation of that year, electing directors, and transacting such other business as may properly come before the meeting.

Special Meetings

Special meetings of shareholders may be called by the board of directors, the chairman of the board, or by the president. Notice of such meetings shall be given to all shareholders entitled to vote, in accordance with the bylaws.

Notice of Meetings

Written, printed, or verbal notice stating the place, day, and hour of the meeting, and in the case of a special meeting, the purpose for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally, by mail, or by electronic transmission, by or at the direction of the board of directors, the president, or the secretary.

Quorum

A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If a quorum is not present, the meeting may be adjourned to another date by the vote of a majority of the shares present.

ARTICLE III: BOARD OF DIRECTORS

Powers

The business and affairs of the Corporation shall be managed by or under the direction of the board of directors. The board may exercise all such powers of the Corporation and do all such lawful acts as are not prohibited by statute, the articles of incorporation, or these bylaws.

Number of Directors

The board of directors shall consist of three (3) members: Saddiq Hafeez, chairman of the board and president of the Corporation, Karimah Hafeez the Vice President of corporation, and Nijah Hafeez. The board may consist of no less than one (1) director, with no specific maximum number set.

Election and Term of Directors

Directors shall be elected at the annual meeting of shareholders and shall serve until their successors are duly elected and qualified, or until their earlier resignation, removal, or death. Each director shall hold office unless illness or mental illness incapacitates them.

Vacancies

Any vacancy on the board of directors arising from death, resignation, removal, or an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum, or by the sole remaining directors. A director elected to fill a vacancy shall hold office until the next election of directors and until their successor is duly elected and qualified, or until their earlier resignation, removal, or death, unless the director chosen is deemed temporary.

Director Liability

To the fullest extent permitted by the laws of the State of Colorado, a director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) for any transaction from which the director derived an improper personal benefit.

Classes of Directors

The board of directors may, by resolution, establish various classes of directors with such rights, privileges, and duties as determined by the board. Directors may be classified as "Executive Directors" or "Non-Executive Directors," with specific roles and responsibilities assigned to each class by the board.

Change in Number

The number of directors may be increased or decreased by amendment of these bylaws, or by resolution of the board of directors, provided that the number shall never be less than one (1) director, and any decrease in the number of directors shall not shorten the term of any incumbent director.

Meetings of the Board

The board of directors may hold meetings, both regular and special, either within or outside the State of Colorado. Regular meetings of the board may be held without notice at such time and at such place as shall from time to time be determined by the board. Special meetings of the board may be called by the chairman of the board, the president, or any two directors on at least two (2) days' notice to each director.

Quorum and Voting

A majority of the total number of directors shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors.

ARTICLE IV: OFFICERS

Officers

The officers of the Corporation shall be a president, a secretary, a treasurer, and such other officers as may be elected or appointed by the board of directors. Any two or more offices may be held by the same person.

Election and Term of Office

The officers of the Corporation shall be elected annually by the board of directors at its annual meeting. Each officer shall hold office until their successor is duly elected and qualified or until their earlier resignation, removal, or death.

Duties of Officers

President: The president shall be the chief executive officer of the Corporation and shall have general and active management of the business of the Corporation, subject to the control of the board of directors.

Secretary: The secretary shall keep the minutes of all meetings of the shareholders and the board of directors, see that all notices are duly given in accordance with the provisions of these bylaws, and perform such other duties as may be assigned by the board of directors or the president.

Treasurer: The treasurer shall have charge and custody of all funds and securities of the Corporation, receive and give receipts for moneys due and payable to the Corporation, and perform such other duties as may be assigned by the board of directors or the president.

Removal of Officers

Any officer elected or appointed by the board of directors may be removed by the board of directors whenever in its judgment the best interests of the Corporation would be served thereby.

ARTICLE V: INDEMNIFICATION

Indemnification of Directors and Officers

The Corporation shall indemnify its directors and officers to the fullest extent permitted by law, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, to which they are made a party by reason of their being or having been a director or officer of the Corporation.

Officer Positions

No officer has a permanent position. No officer will receive a salary for at least two years unless agreed to by the board.

ARTICLE VI: CORPORATE SEAL

The board of directors may adopt a corporate seal with such form and inscription as they deem appropriate, or they may use the provided seal within the corporate records book. The seal, if adopted, may be used by causing it, or a facsimile thereof, to be impressed, affixed, or in any manner reproduced.

ARTICLE VII: AMENDMENTS

These bylaws may be altered, amended, or repealed, and new bylaws may be adopted by a majority of the board of directors at any regular or special meeting, provided that notice of the proposed alteration, amendment, or repeal is contained in the notice of such meeting.

ARTICLE VIII: MISCELLANEOUS

Registered Agent

The registered agent of the Corporation shall be Registered Agents Inc., located at 1942 Broadway St., STE 314C, Boulder, CO 80302. The board of directors may change the registered agent and office as necessary.

Fiscal Year

The fiscal year of the Corporation shall be fixed by resolution of the board of directors.

Corporate Records

The Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders, board of directors, and committees having any authority of the board of directors.

ARTICLE IX: ADOPTION OF BYLAWS

The board of directors has proposed the adoption of these corporate bylaws on behalf of the Corporation. The board has conducted and completed the initial organizational meeting of the Corporation.

IN WITNESS WHEREOF, the undersigned have executed these Bylaws on behalf of BLUE CYCLE, INC. as of the date first written above.

Signatures:

SADDIQ HAFEEZ

Chairman of the Board and President, BLUE CYCLE, INC.

_______________ Date 08/21/2024

KARIMAH HAFEEZ

Director, BLUE CYCLE, INC.

_______________ Date 08/21/2024

NIJAH HAFEEZ

Director, BLUE CYCLE, INC.

_______________ Date 8/21/2024

State of Illinois
County of WILL

On this 21 day of AUGUST 2024, before me, the undersigned notary public, personally appeared _______________ (SADDIQ HAFEEZ, KARIMAH HAFEEZ, NIJAH HAFEEZ), known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that they executed the same in their authorized capacity, and that by their signature on the instrument, the person, or the entity upon behalf of which the person acted, executed the instrument.

Witness my hand and official seal.

Notary Public Signature

Seal

OFFICIAL SEAL
KALYSHA D LACKINGS
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 5/19/27

Exhibit D   Investor Agreement

THE SECURITIES COVERED BY THIS AGREEMENT HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NONE OF THE SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

INVESTMENT AGREEMENT

This is an Agreement, dated _____ by and between Blue Cycle, Inc., a Colorado Corporation (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company Hahnemann Hospital Redevelopment project offered through https://realrisecapital.net/ (the "Site"), operated by RealRise Capital LLC (the "Intermediary").   The Intermediary is entitled to rely on certain terms of this agreement as if a party hereto.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments and exhibits, all available at the Site. In this Investment Agreement, we refer to Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. Purchase of Common Stock.

> **1.1. In General.** Subject to section 1.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, Hahnemann Hospital Redevelopment interest in the form of common stock for $_____ (the "Original Purchase Amount"), equal to _____ "shares" (determined by dividing such amount by $_____ per share), as of the date the Company accepts the subscription outlined herein (as set forth on the signature page hereto). We refer to your Hahnemann Hospital Redevelopment interest as the "Common Stock" or the "Securities")

> **1.2. Reduction for Oversubscription.** If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your Common Stock, as explained in the Disclosure Document.

2. Our Right to Reject Investment.

We have the right to reject your subscription for any reason or for no reason, at our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. No Certificate.

You will not receive a paper certificate representing your Common Stock. If any certificate is prepared in the future, it will contain appropriate restrictive legends.

4. Your Promises.

You promise that:

4.1. **Accuracy of Information.** All of the information you have given to us at the Site (including without limitation information regarding your status as an accredited or non-accredited investor, your financial situation, income, net worth and/or assets, your prior investment history, and your experience in investing in private placements of securities of this nature, including through offerings of securities in crowdfunding offerings under Rule 4(a)(6) of the Securities Act ("Regulation CF"), is true, complete and accurate and we (and the Intermediary) may rely on it. If any of the information you have given to us or the Intermediary changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us or to the Intermediary is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed the Corporate Bylaws of the Company (attached as an exhibit to the Disclosure Document) and understand its terms, including those dealing with distributions.

4.3. **Risks; Limited Voting Rights.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understood all of the risks described in the Disclosure Document. You understand that there are limited voting rights associated with the Securities, and consequently, you will have limited power to impact the operations of the Company.

4.4. **No Representations; Valuation.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment. Purchaser acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Purchaser further acknowledges that future offerings of securities by the Company may be made at lower valuations, with the result that Purchaser's investment will bear a lower valuation.

4.5. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.6. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the Common Stock. Your investment will not violate any contract you have entered into with someone else.

4.7. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the Common Stock, not on behalf of anyone else.

4.8. **Investment Purpose.** You are purchasing the Common Stock solely as an investment, not with an intent to re-sell or "distribute" any part of it.

4.9. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.10. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.11. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the Common Stock or made any finding relating to the value or fairness of the investment.

4.12. **Restrictions on Transfer.** You understand that the Common Stock may not be transferrable and that securities laws also limit transfer. This means you will probably be required to hold the Common Stock indefinitely. Purchaser agrees that Purchaser will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding and in compliance with the Company's Corporate Bylaws. Without limiting the foregoing, Purchaser agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Investment Agreement, it shall not transfer such securities except:

i.   To the Company;

ii.   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

iii.   As part of an offering registered under the Securities Act with the SEC; or

iv.   To a member of the Purchaser's family or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstance.

Purchaser understands further that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable under the Securities Act, a secondary market in the Securities may not develop. Purchaser understands that for these and other reasons, Purchaser may not be able to liquidate an investment in the Securities for an indefinite period of time.4.13. **No Advice.** We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.14. **Tax Treatment.** We have not promised you any particular tax outcome from owning the Common Stock.

4.15. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your Common Stock.

4.16. **Money Laundering; "Bad Actor" Compliance.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

Purchaser hereby represents that none of the "bad actor" disqualifying events described in Rule 503 of Regulation CF (a "Disqualification Event") is applicable to Purchaser or any of its Rule 503 Related Parties. For purposes of this Agreement, "Rule 503 Related Party" shall mean with respect to any person, any other person that is a beneficial owner of such Purchaser's securities for purposes of Rule 503 of Regulation Crowdfunding. Purchaser agrees that, if Purchaser owns twenty percent (20%) or more of the Company's outstanding membership units at any time or otherwise becomes subject to Rule 503 of Regulation CF, Purchaser will complete, and cause any of its directors, officers, managers, partners or owners who are a beneficial owner of twenty percent (20%) or more of Purchaser's outstanding membership units to complete, a "Disqualification Event Questionnaire" containing representations as to potential Disqualification Events, and such questionnaire shall constitute a representation and warranty by Purchaser under this ~~Subscription~~ Investment Agreement. Purchaser will immediately notify the Company in writing if it becomes subject to a Disqualification Event at any date after Purchaser completes a Disqualification Event Questionnaire. If Purchaser becomes subject to a Disqualification Event at any date after the date that Purchaser completes a Disqualification Event Questionnaire, Purchaser agrees and covenants to use Purchaser's best efforts to coordinate with the Company (i) to provide documentation as reasonably requested by the Company related to any such Disqualification Event and (ii) to remedy such Disqualification Event (including, in the sole discretion of the Company, through the repurchase of all or any portion of the Securities from the Subscriber, out of funds legally available therefor, at the Repurchase Price (as defined below)) such that the Disqualification Event will not affect in any way the Company's or its affiliates' ongoing and/or future reliance on the exemptions available under Regulation CF promulgated under the Securities Act.

4.17. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.18. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so. **5. Confidentiality.**

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Common Stock.

6. Re-Purchase of Common Stock; CF SPV.

6.1   If we determine (in our sole discretion) that you provided us or the Intermediary with inaccurate information or have otherwise violated your obligations set forth herein or in the Corporate Bylaws, we may (but shall not be required to) repurchase your Common Stock for an amount equal to the lesser of (1) the Original Purchase Amount or (2) fair market value of the Common Stock, as determined in good faith by the Company (the "Repurchase Price").

6.2   In the event the Managers of the Company determine in good faith that it is advisable for the Company to utilize a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued pursuant to Regulation CF (a "CF SPV") in the future, you hereby consent to such reorganization and the issuance of interests in such CF SPV in exchange for the Securities and agree to take any and all actions determined by the Managers of the Company in good faith to be advisable to consummate such reorganization.

7. Execution of Corporate Bylaws.

By signing this Agreement, you are also signing the Corporate Bylaws, just as if you had signed a paper copy of the Corporate Bylaws.

8. Governing Law.

Your relationship with us shall be governed by the Wyoming law, without taking into account principles of conflicts of law.

9. Arbitration.

9.1. **Right to Arbitrate Claims.** If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Corporate Bylaws will be handled as provided in the Corporate Bylaws.

9.2. **Place of Arbitration; Rules.** All arbitration will be conducted in the State of Colorado unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

9.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

9.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

9.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision, or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

10. Consent to Electronic Delivery.

You agree that we may deliver all notices, tax reports, and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

11. Notices.

All notices between us will be electronic. You will contact us by email at info@bluecatus.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12. Limitations on Damages.

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

13. Waiver of Jury Rights.

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

14. Miscellaneous Provisions.

14.1. **No Transfer.** You may not transfer your rights or obligations.

14.2. **Right to Legal Fees.** If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

14.3. **Headings.** The headings used in this Investment Agreement (e.g., the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

14.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

14.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

[SIGNATURES CONTAINED ON FOLLOWING PAGES]

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.   The undersigned investor agrees that by signing below, such investor agrees to the terms of the Corporate Bylaws and that this signature page shall act as a joinder to such agreement.

By: _____

Investor Signature

ACCEPTED: Blue Cycle, Inc.

SPONSOR:
Blue Cycle, Inc.

(Sign) _____
Saddiq Hafeez, President
Blue Cycle, Inc.

Acceptance Date: _____

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN ENTITY

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above. The undersigned investor agrees that by signing below, such investor agrees to the terms of the Corporate Bylaws and that this signature page shall act as a joinder to such agreement.

_____, a _____ _____

[Name of Entity Purchaser]   , a [state of organization]   [type of entity]

By: _____, its _____

Investor Signature   , its [title of representative of Purchaser]

ACCEPTED: Blue Cycle, Inc.

<u>SPONSOR:</u>
Blue Cycle, Inc.

(Sign) _____
Saddiq Hafeez, President
Blue Cycle, Inc.

Acceptance Date: _____

Exhibit E **Pitch Deck**


Expanding Access to
Assisted Transportation in
a Rapidly Growing Industry
Transforming Non-Emergency
Transportation Throughout the
Midwest—And Beyond
SLIDE
Presented by: Saddiq Hafeez
SLIDE

The Problem



Millions of patients miss medical appointments each year due to a lack of reliable assisted transportation.

- Hospitals are having problems discharging patients leading to a dramatic rise in operational cost and congestion
- Emergency rooms often up-code patients to qualify for stretcher transportation by ambulance to ensure patients are discharged
- Nursing home residents are missing appointments and suffering lengthy delays due to a lack of adequate door-through-door wheelchair transportation solutions
- Doctor Offices and medical centers are experiencing operational inefficiencies due to missed or delayed appointments

2

The Solution

Slide Transportation provides dependable, HIPAA-compliant NEMT services across Chicagoland:

01

Assisted Ambulatory & Wheelchair Transportation

02

Real-time dispatch & scheduling

03

High-touch for hospitals, emergency rooms, post-acute and skilled care facilities, and direct-pay clients.

04

Strong pipeline of hospital and medical center partnerships

3



Market Opportunity

$15B+

Value of the NEMT Market

(and growing fast)

30+

Hospitals in the Chicago area

(massive discharge potential)

36M /yr.

Hospital Discharges (U.S.) (CDC, 2022)

Long-term demand

Based on aging population & increasing chronic illness

4

Business Model

Revenue from:

- Medicaid
- Managed Care Organizations
- Some Healthcare Organizations
- Private Pay
- Direct Pay Contracts
- School Districts
- Workers' Compensation
- No-Fault Insurance

Trip Rates

- Ambulatory: $40 per trip +$4/mile
- Wheelchair: $69 per trip +$4/mile

- Additional surcharges (bariatric fees, wait time and out-of-area fees, unloaded mileage fees, and more)

5

Traction

A Proven Record of Success since 2019..



01	6 years of operations
02	$2M revenue expected by 2026
03	Pipeline with Multiple Chicago-based hospitals
04	Solid foundational contracts with serious revenue upside through acquisitions and expanded service
05	Experienced in compliance, logistics, and payer engagement

6

Growth Strategy

Accelerating Growth Through Strategic M&A, Regional Expansion, and Scalable Partnerships

- Scale to $10M+ annual revenue
- Secure contracted partnerships with Chicagoland's many hospitals and medical centers
- Add new wheelchair accessible ADA-compliant vehicles to meet growing demand
- Establish strategic partnerships with agencies, providers, and facilities
- Drive growth to $100M+ revenue through M&A of regional NEMT providers
- Expand nationally via franchising or licensing
- Achieve IPO readiness within 24–48 months

7

Completive Landscape



Competitors

- Elite
- Superior
- Assisted ambulatory & wheelchair companies



Our Advantage:

- Door-through-Door Service
- Evening and Weekend Availability
- Bariatric Friendly and Accessible
- Slide is NEMT-ONLY!

8



Slide Transportation Revenue Projection 2025–2032

Use of Fund

Focused capital deployment: Every dollar drives growth, scaling through acquisitions and expanding market presence through increased capacity.

- $3M Acquisitions: strategic M&A of smaller NEMT operators

- $1.25M for Vehicles & Equipment: acquire/upgrade 10–20 vans and additional wheelchairs.

- $250K for Operations: enhance software, compliance, logistics

- $250K for Payroll: hire drivers, dispatch, admin staff

- $75K for Marketing: promotion and advertisement

- $175K for Real Estate

10

Our Leadership Team



Saddiq Hafeez, President

- 20+ years in real estate & finance
- 8 years in NEMT industry
- Skilled in scaling operations
- Expertise in finance & management
- Focused on growth & sustainability



Karimah Hafeez, Vice President

- 7 years in the NEMT industry
- Experienced in operations, customer service, and business development
- Strong relationships with healthcare providers
- Skilled in daily operations management
- Drives strategic initiatives and improves service delivery

10

Investment Ask

Funding Goal of $5M

Minimum Target Amount $50K

Minimum Investment

$500 at .50cent/share

Holding Period (4-5 years)

Exit Strategy: IPO or Acquisition

11

Thank you!

Join us in revolutionizing medical transportation.



Phone Number
(720) 262-8708

Email Address
info@bluecatus.com

Website
https://slidetransportation.com/

Exhibit F   Bad Actor Checks



North Capital Private Securities: Bad Actor Check

Name of covered person: Blue Cycle Inc.

Date: March 26, 2025

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that Blue Cycle Inc. is likely: **QUALIFIED**	✓
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✓



SEC Cease-and-Desist Orders Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details:** No information indicating a SEC cease-and-desist order was found.	✓
Self-Regulatory Organization Orders Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details:** No information indicating a self-regulatory organization order was found.	✓
SEC Stop Orders Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details:** No information indicating a SEC stop order was found.	✓
USPO Orders United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details:** No information indicating a USPO order was found.	✓
Other Information Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✓

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

North Capital Private Securities: Bad Actor Check



Name of covered person: Karimah Hafeez

Date: March 26, 2025

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that **Karimah Hafeez** is likely: **QUALIFIED**	✔
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✔
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✔
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✔
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✔



SEC Cease-and-Desist Orders

Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

Details: No information indicating a SEC cease-and-desist order was found.

Self-Regulatory Organization Orders

Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

Details: No information indicating a self-regulatory organization order was found.

SEC Stop Orders

Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

Details: No information indicating a SEC stop order was found.

USPO Orders

United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Details: No information indicating a USPO order was found.

Other Information

Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering.

Details: No derogatory other information was found.

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.



Name of covered person: Saddiq Hafeez

Date: April 21, 2025

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that **Saddiq Hafeez** is likely: **NOT DISQUALIFIED**	!
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✓



SEC Cease-and-Desist Orders

Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

Details: No information indicating a SEC cease-and-desist order was found.

Self-Regulatory Organization Orders

Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

Details: No information indicating a self-regulatory organization order was found.

SEC Stop Orders

Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

Details: No information indicating a SEC stop order was found.

USPO Orders

United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Details: No information indicating a USPO order was found.

Other Information

Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering.

Details: Other derogatory other information was found. See Exhibit A for more information.

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

Exhibit A

1.) A judgment and lien search on Saddiq Hafeez uncovered the following:

- A state tax lien filed on 10/11/2022 for $164 in Illinois. Filing number 108313. No release information was available.
- A judgment filed on 4/16/2009 for $2,915 in Illinois. The creditor was listed as Forest Glen Apartments. No release information was available.
- A civil new filing recorded on 3/17/2009 for $1,555 in Illinois. The creditor was listed as Oxford Court Homes. No release information was available.

2.) A Cook County, IL record search on Saddiq Hafeez uncovered the following:

Case Number	Calendar	Date Filed	Division
20091706407	CVCR1302	03/17/2009	District 1

Plaintiff(s)	Case Type	Defendant(s)
OXFORD COURT HOMES	Joint Action - Non-Jury	SADDIQ HAFEEZ ALL UNKNOWN OCCUPA

For more information on this case please search for Saddiq Hafeez at the following record search: https://casesearch.cookcountyclerkofcourt.org/

3.) An arrest search on Saddiq Hafeez uncovered the following: https://illinois.arrests.org/Arrests/Saddiq_Hafeez_57388627/



BLUE CYCLE, INC.
2000 S Colorado Blvd. Bldg 1-2000 #1202
Denver, CO 80222
(720) 262-8708
info@bluecatus.com

April 22nd 2025

Subject: Clarification Regarding Sealed Legal Matter

To Whom It May Concern,

I am writing to provide context and clarification regarding a past legal matter that has been resolved and subsequently sealed.

In 2016, I was charged in connection with an offense involving the manufacture and delivery of a controlled substance. Following the legal process, I was placed on probation for a period of two years. I fully complied with all terms and conditions set forth by the court during that time, successfully completing probation without incident.

In recognition of my compliance, rehabilitation, and the absence of further legal issues, the case was formally sealed in 2024. Since that time, I have continued to build my business and personal life with integrity and a commitment to accountability and growth.

This matter is now closed and sealed by the court, and I remain committed to transparency and professionalism in all aspects of my business operations. Please do not hesitate to reach out if additional information or clarification is needed.

Sincerely,

Saddiq Hafeez
President
BLUE CYCLE, INC.